UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to section 15 (d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission File Number 0-121

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke & Soffa Industries, Inc.

2101 Blair Mill Road

Willow Grove, PA 19090

Telephone Number: (215) 784 6000

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS

PLAN INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2002 and 2003

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA

June 15, 2004

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2003

	December 31,
	2002	2003
Assets:
Investments, at fair value:
Equity funds	$26,026,678	$36,026,148
Fixed income funds	4,593,434	4,437,920
Kulicke and Soffa Industries, Inc. common stock	7,945,973	20,548,183
Money market funds	8,520,984	8,162,032
Participant loans	1,388,244	1,330,454

Total assets	$48,475,313	$70,504,737

The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

	For the Years Ended December 31,
	2002	2003
Additions:
Investment income:
Interest and dividends	$631,945	$610,007
Net gain(loss) on fair value of investments	(19,772,558)	21,667,517

	(19,140,613)	22,277,524

Contributions:
Employer	2,822,608	1,983,277
Employee	6,323,377	4,828,376

	9,145,985	6,811,653

Transfer from Cerprobe Corporation Plan (Note 8)	8,642,790	—
Transfer from Probe Technologies	—
Corporation Plan (Note 8)	4,364,913	—
Transfer from Flip Chip Plan (Note 8)	1,832,597	—

	14,840,300	—

Total additions	4,845,672	29,089,177

Deductions:
Benefit payments	5,644,544	6,830,552
Administrative and other fees	175,393	160,601

Total deductions	5,819,937	6,991,153

Net increase (decrease)	(974,265)	22,098,024
Net assets available for benefits:
Beginning of year	49,449,578	48,475,313

End of year	$48,475,313	$70,573,337

The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke & Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The plan is a defined contribution plan established on January 1, 1987 and most recently amended on October 1, 2001. Employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute an amount up to 14% of their compensation, on a before-tax or after-tax basis, for the contribution period subject to IRS limitations. Effective January 1, 2001, the Company began making a matching contribution, on participant before-tax contributions up to 6% of compensation, in an amount equal to 50% for employees with less than fifteen years of service and 100% for employees with fifteen or more years of service. Prior to January 1, 2001, the Company made matching contributions on participant before-tax contributions of up to 6% of compensation, in an amount equal to 30% for employees with less than five years of service, 50% for employees with at least five years of service but less than fifteen and 100% for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25% for participants ages 40-44, 50% for participants ages 45-54 and 75% for participants ages 55 or older. Also, upon beginning participation in the Plan, prior to October 2, 2001, the Company made a one time $500 initial (“Jump Start”) contribution for participants. This Jump-Start contribution was discontinued for employees who first became a participant in the plan on or after October 2, 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants’ accounts is based on years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, 100% vested after 4 years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded as expenses when they have been paid by the Plan.

Valuation of Investments

The Plan’s investments are stated at fair value, which has been determined using quoted market prices for these investments on the last trading day of the Plan year. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is accrued when earned.

3.	INVESTMENTS

Investments that represent 5 % or more of the Plan’s net assets are separately identified at their fair values below.

	December 31,
	2002	2003
Kulicke & Soffa Industries, Inc. common stock	$7,945,973	$20,548,183
Fidelity Growth Company Fund	10,864,335	14,621,128
Retirement Money Market Portfolio	8,520,984	8,162,032
Spartan U.S. Equity Index Fund	3,635,558	4,443,294
Fidelity Puritan Fund	2,896,077	3,850,629
Fidelity Ginnie Mae Fund	3,260,169	N/A

The change in net appreciation (depreciation) in fair value of investments for the years ended December 31, 2002 and 2003 by class of investment is comprised of the following:

	December 31,
	2002	2003
Equity funds	$(9,806,080)	$8,836,503
Fixed income funds	111,208	(39,554)
Kulicke and Soffa Industries, Inc. common stock	(10,077,686)	12,870,568

	$(19,772,558)	$21,667,517

4.	PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Loan fund. A loan is collateralized by the balance in the participant’s vested accrued benefit and bears interest at a rate commensurate with market rates for similar loans, as defined (ranging from 5.75% to 7.0% for loans issued in the year ended December 31, 2002 and at 5.0% and 5.25% for loans issued in the year ended December 31, 2003). Participants are permitted to have up to two loans outstanding at any time.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

6.	INCOME TAXES

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 23, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

7.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. The forfeiture balance was $79,960 and $152,267 at December 31, 2002 and 2003, respectively. During the Plan year ended December 31, 2002, $158,967 was used from the forfeiture account and during the Plan year ended December 31, 2003, $149,987 was used from the forfeiture account.

8.	PLAN MERGER

Effective January 1, 2002, the plans covering the employees of Cerprobe Corporation, Probe Technology Corporation and Flip Chip Technology, Inc., wholly owned subsidiaries of the Company, were merged with and into the Plan. Approximately 1,070 participants and their assets, amounting to approximately $14.8 million were transferred into the Plan.

9.	RELATED PARTIES

Certain Plan assets were shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee of the Plan. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. Common Stock. Therefore, transactions in these investments qualified as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

10.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2003
Net Assets:
Common Stock	$2,483,334	$1,924,625

Year Ended December 31, 2003

Changes in Net Assets:
Contributions	$1,983,061
Dividends	—
Net appreciation(depreciation)	38,686
Benefits paid to participants	(86,421)
Transfers to participant-directed investments	(2,494,035)

$(558,709)

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue, Borrower, lessor, or Similar party	Description of Investment including maturity date, rate of interest collateral, par or maturity value	Current Value
* Fidelity Investments	Fidelity Growth Companies Fund	$14,621,128
* Fidelity Investments	Fidelity Retirement Money Market Fund	8,162,032
* Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock	20,548,183
* Fidelity Investments	Spartan US Equity Index Fund	4,443,294
* Fidelity Investments	Fidelity Ginnie Mae Fund	3,054,025
* Fidelity Investments	Fidelity Puritan Fund	3,850,629
* Fidelity Investments	Fidelity Equity Income Fund	2,450,488
* Fidelity Investments	Pimco Total Return Fund	1,383,895
* Fidelity Investments	Fidelity Low Price Stock Fund	2,398,943
* Fidelity Investments	Fidelity Select Technology Fund	2,579,966
* Fidelity Investments	Janus Advisers Worldwide Fund	—
* Fidelity Investments	Fidelity Select Healthcare Fund	1,166,303
* Fidelity Investments	Fidelity Mid-Cap Stock Fund	1,246,973
* Fidelity Investments	Fidelity Dividend Growth Fund	1,150,870
* Fidelity Investments	Fidelity Small Cap Stock Fund	733,696
* Fidelity Investments	Fidelity Diversified International Fund	252,927
* Fidelity Investments	Templeton World Fund	1,130,931
* Participant Loans	4.80% - 10.50%	1,330,454

		$70,504,737

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Kulicke & Soffa Industries, Inc.

Incentive Savings Plan

Date: June 29, 2004	By:	/s/ MAURICE E. CARSON
Maurice E. Carson
Vice President and Chief Financial Officer
(Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Accountants